

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2015

Gary Wang
Chief Executive Officer
China Customer Relations Centers, Inc.
c/o Shandong Taiying Technology Co., Ltd.
1366 Zhongtianmen Dajie
Xinghuo Science and Technology Park
High-tech Zone, Taian City
Shandong Province
People's Republic of China 271000

> **Re: China Customer Relations Centers, Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed July 31, 2015**
> **File No. 333-199306**

Dear Mr. Wang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Unless otherwise noted, references in this letter to prior comments refer to our letter dated June 22, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. You disclose here that Newbridge Securities Corporation will be a dealer in this offering. In an appropriate place in the document, please explain Newbridge's role in the transaction in greater detail. In addition, provide your analysis as to whether Newbridge is an underwriter. We note in this regard disclosure throughout your document indicating that ViewTrade Securities, Inc. is the sole placement agent, as well as the statement on page 89 that ViewTrade is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

Escrow Agreement, page 35

2.   You disclose that you "have agreed with the placement agents in this offering to establish an escrow account in the United States and to fund such account with $500,000 from this offering that may be utilized by the placement agents to fund any bona fide indemnification claims of the placement agents arising during a two year period following the offering." Please tell us when the $500,000 in proceeds from the offering will be deposited into this escrow account. If these funds will be deposited prior to achievement of the minimum offering amount, explain how this is consistent with the requirements of Rule 15c2-4 under the Exchange Act and your disclosure elsewhere in the filing that if at least 4 million shares of common stock are not sold by a to-be-specified date, all funds will promptly be returned to investors without interest or deduction.

3.   Further to the above comment, please indicate who the "placement agents" are with whom you have entered into this agreement, as we again note your disclosure indicating that ViewTrade is your exclusive placement agent. In addition, file the agreement providing for the $500,000 escrow account as an exhibit to your registration statement, or tell us where the related provisions are located in your exhibits already on file.

4.   Please consider adding a risk factor that discusses risks associated with the potential use of investor proceeds for purposes of indemnifying placement agents, as well as the lack of interest and your apparent ability to invest the funds in securities without restrictions during the escrow period. In addition, revise the Use of Proceeds discussion on page 9 with regard to the use of $500,000 in investor funds to be held in escrow for potential indemnification.

Signatures, page II-3

5.   We note that your new director, Mr. Cai, did not appoint Mr. Wang as his attorney-in-fact based on the power of attorney included in the Form S-1 filed October 14, 2014. It is therefore unclear how Mr. Wang can sign this amendment on Mr. Cai's behalf. Please revise in your next amendment.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Bradley A. Haneberg, Esq.
        Haneberg, PLC